                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED ON STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)
                                 Amendment No. 9


                       Tangram Enterprise Solutions, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   875924 10 2
                                 (CUSIP Number)


                            N. Jeffrey Klauder, Esq.
                           Safeguard Scientifics, Inc.
                       435 Devon Park Drive, Building 800
                                 Wayne, PA 19087
                                 (610) 975-4984

                                 With copies to:

                             Barry M. Abelson, Esq.
                               Pepper Hamilton LLP
                                3000 Logan Square
                             Philadelphia, PA 19103
                                 (215) 981-4282
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 20, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
__.

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D

-------------------------                          ----------------------------
CUSIP NO.    875924 10 2                           PAGE        OF       PAGES
                                                       ------    -----
-------------------------                          ----------------------------


-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD SCIENTIFICS, INC.                               23-1609753

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)     |X|
                                                                   (b)     |_|
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                    OO

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    PENNSYLVANIA

-------------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER
        SHARES                           -0-
     BENEFICIALLY        ------------------------------------------------------
       OWNED BY           8     SHARED VOTING POWER
    EACH REPORTING              12,316,604 SHARES OF COMMON  STOCK (ASSUMING
      PERSON WITH               CONVERSION OF SERIES F CONVERTIBLE PREFERRED
                                STOCK)
                         ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                           -0-
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                12,316,604 SHARES OF COMMON STOCK (ASSUMING
                                CONVERSION OF SERIES F CONVERTIBLE PREFERRED
                                STOCK)
-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,316,604 SHARES OF COMMON STOCK (ASSUMING CONVERSION OF SERIES F CONVERTIBLE PREFERRED STOCK)

-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                         |X|*
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    68.79%

-------------------------------------------------------------------------------
   14E     TYPE OF REPORTING PERSON
                    CO

-------------------------------------------------------------------------------
* Excludes an aggregate of 46,538 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and a trust for which one of them is a trustee. Safeguard disclaims beneficial ownership of such shares.

------------------------                             --------------------------
CUSIP NO.   875924 10 2                              PAGE       OF       PAGES
                                                          -----    -----
------------------------                             --------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD DELAWARE, INC.                             52-2081181

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)     |X|
                                                                   (b)     |_|
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                    OO

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE

-------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
        SHARES                             -0-
     BENEFICIALLY        ------------------------------------------------------
       OWNED BY             8     SHARED VOTING POWER
    EACH REPORTING                1,500,000 SHARES OF COMMON STOCK (ASSUMING
      PERSON WITH                 CONVERSION OF SERIES F CONVERTIBLE PREFERRED
                                  STOCK)
                         ------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                           -0-
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  1,500,000 SHARES OF COMMON STOCK (ASSUMING
                                  CONVERSION OF SERIES F CONVERTIBLE PREFERRED
                                  STOCK)
-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 SHARES OF COMMON STOCK (ASSUMING CONVERSION OF SERIES F CONVERTIBLE PREFERRED STOCK)

-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          |_|
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.38%

-------------------------------------------------------------------------------
   14E     TYPE OF REPORTING PERSON
                    CO

-------------------------------------------------------------------------------

------------------------                            --------------------------
CUSIP NO.   875924 10 2                             PAGE       OF       PAGES
                                                         -----    -----
------------------------                            --------------------------


-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD SCIENTIFICS (DELAWARE), INC.                    51-0291171

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     |X|
                                                                  (b)     |_|
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                    WC

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE

-------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER
        SHARES                              -0-
     BENEFICIALLY         -----------------------------------------------------
       OWNED BY              8     SHARED VOTING POWER
    EACH REPORTING                 10,816,604 SHARES OF COMMON STOCK
      PERSON WITH         -----------------------------------------------------
                             9     SOLE DISPOSITIVE POWER
                                            -0-
                          -----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   10,816,604 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,816,604 SHARES OF COMMON STOCK

-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                         |_|
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    65.94%

-------------------------------------------------------------------------------
   14E     TYPE OF REPORTING PERSON
                    CO

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 9 to Schedule 13D amends and supplements the
Schedule 13D, as amended, previously filed by the Reporting Persons relating to the common stock, par value $.01 per share (the "Common Stock") of Tangram Enterprise Solutions, Inc. (the "Company"). This Statement on Schedule 13D relates to the acquisition of shares of Series F Convertible Preferred Stock par value $.01 per share (the "Series F Preferred Stock") and the Common Stock into which the Series F Preferred Stock may be converted. The principal executive office of the Company is located at 11000 Regency Parkway, Suite 401, Cary, North Carolina 27511-8504.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) This Schedule 13D is being filed by: Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware), Inc. ("SSDI") (collectively, the "Safeguard Reporting Persons"). Safeguard is a leader in identifying, developing and operating premier technology companies with a focus on three sectors: software, communications and eServices. SDI and SSDI are wholly-owned subsidiaries of Safeguard. Set forth in
Schedule I annexed hereto are the name, identity and background of each Safeguard Reporting Person and set forth in Schedule II, III and IV annexed hereto is the information required by Item 2 of Schedule 13D about the identity and background of each Safeguard Reporting Person's directors, executive officers and controlling persons, if any.

         The Safeguard Reporting Persons are sometimes referred to herein, collectively, as the "Reporting Persons," and, individually, as a "Reporting Person."

         (d) and (e) During the past five years, no Reporting Person nor, to the best of each Reporting Person's knowledge, any person named in Schedules II-IV to this Schedule 13D, has (I) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 20, 2001, SDI acquired 3,000 shares of Series F Preferred Stock in exchange for $3,000,000 of the aggregate amount of principal outstanding under a Second Amended Revolving Note dated September 11, 1997 held by SDI (the "February 2001 Exchange"). The stated value of each of the 3,000 shares of Series F Preferred Stock is $1,000. The 3,000 shares of Series F Preferred Stock are convertible at any time at the option of the holder into 1,500,000 shares of Common Stock, as adjusted pursuant to the terms of the Statement of Designations, Preferences and Rights of the Series F Convertible Preferred Stock filed on February 20, 2001 with the Pennsylvania Department of State.

         Prior to the February 2001 Exchange, SSDI owned 10,816,604 shares of Common Stock. Amendment No. 8 to this Schedule 13D filed with the United States Securities and Exchange Commission on November 1, 1994 incorrectly stated in rows 8 and 10, respectively, of pages 2 and 3, the shared voting power and aggregate amount beneficially owned by each Reporting Person. As of October 11, 1994, the date of the event which required the filing of Amendment No. 8, each Reporting Person's shared voting power was actually 10,448,738 shares of Common Stock, not 10,548,738 shares of Common Stock, and the aggregate amount beneficially owned by each Reporting Person was actually 19,540,071 shares of Common Stock, not 19,640,071 shares of Common Stock. The aggregate amount beneficially owned by each Reporting Person in the foregoing sentence assumes the conversion of all the then outstanding Series D Convertible Preferred Stock, par value $.01 per share (the "Series D Preferred Stock").

         On December 15, 1994, the Company redeemed for cash the 9,091.333 shares of Series D Preferred Stock held by SSDI at a liquidation value of $100 per share over a 13-month period beginning in December 1994.

         On December 23, 1999, SSDI acquired 367,866 shares of Common Stock from an officer of the Company for a purchase price of $787,472 in cash from Safeguard's existing working capital. The purpose of the sale was to enable the officer to repay his outstanding loans due to the Company in the amount of $787,472.03.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Safeguard Reporting Persons have acquired shares of the Company as part of the operating strategy of Safeguard to integrate each of Safeguard's partner companies into a collaborative network that leverages each of their collective knowledge and resources. With the goal of holding its partner company interests for the long-term, Safeguard uses these resources to actively develop the business strategies, operations and management teams of the Company and its other partner companies. Safeguard intends to review, from time to time, its interest in the Company on the basis of various factors, including but not limited to, the Company's business, financial condition, results of operations and prospects, synergies with other partner companies and integration in the network, general economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon those considerations, Safeguard may seek to acquire additional shares of the Company on the open market or in privately negotiated transactions, or to dispose of all or a portion of its shares of the Company.

         Safeguard has a strategic relationship with the Company and accordingly, one representative of Safeguard is currently a member of the Board of Directors of the Company. Safeguard anticipates that this strategic relationship will continue.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

         No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II-IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                      Beneficial Ownership
                                                 Number of          Percentage
                                                   Shares            of Total

Safeguard Scientifics, Inc.                     12,316,604(3)        68.79%(1)
Safeguard Delaware, Inc.                         1,500,000(4)         8.38%(1)
Safeguard Scientifics (Delaware), Inc.          10,816,604(5)        65.94%(2)


(1) Calculations based upon 17,905,548 shares outstanding (assuming the conversion of all outstanding shares of Series F Preferred Stock) on February 20, 2001.

(2) Calculations based upon 16,405,548 shares outstanding on February 20, 2001.

(3) Represents the shares of Series F Preferred Stock on an as converted basis beneficially owned by SDI, a wholly-owned subsidiary of Safeguard, and the 10,816,604 shares of Common Stock beneficially owned by SSDI, a wholly-owned subsidiary of Safeguard. Safeguard and each of SDI and SSDI have reported that Safeguard together with each of SDI and SSDI, respectively, have both shared voting and dispositive power with respect to the shares held by each of SDI and SSDI, respectively, because Safeguard is the sole stockholder of each of SDI and SSDI. Excludes an aggregate of 46,538 shares of Common Stock held by certain executive officers and directors of Safeguard and a trust for which one of them is a trustee. Safeguard disclaims beneficial ownership of such shares.

(4) Assumes the conversion of all outstanding shares of the Series F Preferred Stock into Common Stock. The Reporting Person is a wholly-owned subsidiary of Safeguard.

(5)      The Reporting Person is a wholly-owned subsidiary of Safeguard.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Company and Safeguard are parties to an Investor Rights Agreement dated February 20, 2001 with respect to the transferability of the 3,000 shares of Series F Preferred Stock and the registration with the United States Securities and Exchange Commission of the Common Stock into which the shares of Series F Preferred Stock are convertible.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Securities Conversion Agreement dated February 20, 2001 by and between Tangram Enterprise Solutions, Inc. and Safeguard Scientifics, Inc.

         2. Investor Rights Agreement dated February 20, 2001 by and between Tangram Enterprise Solutions, Inc. and Safeguard Scientifics, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  March 9, 2001
                                       Safeguard Scientifics, Inc.


                                       By:  /s/ N. Jeffrey Klauder
                                            ------------------------------
                                            N. Jeffrey Klauder
                                            Executive Vice President and
                                            General Counsel
Date:  March 9, 2001
                                       Safeguard Delaware, Inc.


                                       By:  /s/ N. Jeffrey Klauder
                                            ------------------------------
                                            N. Jeffrey Klauder
                                            Vice President
Date:  March 9, 2001
                                       Safeguard Scientifics (Delaware), Inc.


                                       By:  /s/ N. Jeffrey Klauder
                                            ------------------------------
                                            N. Jeffrey Klauder
                                            Vice President

-----------------------                             --------------------------
CUSIP NO.   875924 10 2                             PAGE       OF       PAGES
                                                         -----    -----
-----------------------                             --------------------------

                                   SCHEDULE I

1.       Safeguard Scientifics, Inc.

         Safeguard Scientifics, Inc. a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware) Inc., a Delaware corporation ("SSDI"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in identifying, developing and operating premier technology companies with a focus on three sectors: software, communications and eServices. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of filing this Schedule 13D.

2.       Safeguard Delaware, Inc.

         SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of filing this
         Schedule 13D.

3.       Safeguard Scientifics (Delaware), Inc.

         SSDI is a wholly owned subsidiary of Safeguard. SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSDI as of the date of filing this Schedule 13D.

-----------------------                             ---------------------------
CUSIP NO.   875924 10 2                             PAGE       OF       PAGES
                                                         -----    -----
-----------------------                             ---------------------------

                                   SCHEDULE II

         DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS, INC.

         Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics, Inc.

           Name and
        Business Address                        Present Principal Employment
        ----------------                        ----------------------------
EXECUTIVE OFFICERS*

Warren V. Musser                             Chairman of the Board and
Safeguard Scientifics, Inc.                  Chief Executive Officer
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Harry Wallaesa                               President and Chief Operating
Safeguard Scientifics, Inc.                  Officer
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Jerry L. Johnson                             Executive Vice President,
Safeguard Scientifics, Inc.                  Operations
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Gerald A. Blitstein                          Executive Vice President and
Safeguard Scientifics, Inc.                  Chief Financial Officer
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

John Halvey                                  Executive Vice President
Safeguard Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

N. Jeffrey Klauder                           Executive Vice President and
Safeguard Scientifics, Inc.                  General Counsel
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

           Name and
        Business Address                        Present Principal Employment
        ----------------                        ----------------------------

DIRECTORS*

Vincent G. Bell Jr.                          President and Chief Executive
Verus Corporation                            Officer, Verus Corporation
Radnor Corporate Center
Suite 520
Radnor, PA  19087

Walter W. Buckley, III                       President and Chief Executive
Internet Capital Group, Inc.                 Officer, Internet Capital
Building 600                                 Group, Inc.
435 Devon Park Drive
Wayne, PA  19087

Michael Emmi                                 Chairman, President and CEO,
Systems & Computer Technology                Systems & Computer Technology
Corporation                                  Corporation
4 Country View Road
Malvern, PA  19355

Robert A. Fox                                President, R.A.F. Industries
R.A.F. Industries
One Pitcairn Pl, Suite 2100
165 Township Line Road
Jenkintown, PA  19046-3593

Robert E. Keith, Jr.                         Managing Director of TL Ventures
TL Ventures                                  and President and CEO,
700 Building                                 Technology Leaders Management, Inc.
435 Devon Park Drive
Wayne, PA  19087

Jack L. Messman                              President and CEO, Cambridge
Cambridge Technology Partners                Technology Partners
8 Cambridge Center
Cambridge, MA  02142

Warren V. Musser                             Chairman of the Board and Chief
Safeguard Scientifics, Inc.                  Executive Officer
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Russell E. Palmer                            Chairman and CEO, The Palmer Group
The Palmer Group
3600 Market Street
Suite 530
Philadelphia, PA  19104

           Name and
        Business Address                        Present Principal Employment
        ----------------                        ----------------------------

John W. Poduska, Sr.                         Chairman of the Board, Advanced
Advanced Visual Systems, Inc.                Visual Systems, Inc.
300 Fifth Avenue
Waltham, MA  02154

Heinz Schimmelbusch                          President, Safeguard International
Safeguard International                      Group, Inc., Chairman, Allied
Group, Inc.                                  Resource Corporation, Chairman,
400 Building                                 Metallurg, Inc. and Managing
435 Devon Park Drive                         Director, Safeguard International
Wayne, PA  19087                             Fund, L.P.

Hubert J.P. Schoemaker                       Chairman and Chief Executive
Neuronyx, Inc.                               Officer, Neuronyx, Inc.
200 Great Valley Parkway
Malvern, PA  19355

Harry Wallasea                               President and Chief Operating
Safeguard Scientifics, Inc.                  Officer
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Carl J. Yankowski                            President and CEO, Palm
Palm Computing, Inc.                         Computing, Inc.
5400 Bayfront Plaza, MS9208
Santa Clara, CA  95054

* All Executive Officers and Directors are U.S. citizens, except Heinz Schimmelbusch, who is a citizen of Austria, and Hubert J.P. Shoemaker, who is a citizen of the Netherlands.

-----------------------                            ---------------------------
CUSIP NO.   875924 10 2                            PAGE       OF       PAGES
                                                       -----    -----
-----------------------                            ---------------------------

                                  SCHEDULE III

    DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS DELAWARE, INC.

           Name and
        Business Address                     Present Principal Employment
        ----------------                     ----------------------------

EXECUTIVE OFFICERS*

Harry Wallaesa                               President
Safeguard Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Jerry L. Johnson                             Vice President
Safeguard Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Gerald A. Blitstein                          Vice President and Treasurer
Safeguard Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

John Halvey                                  Vice President
Safeguard Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

N. Jeffrey Klauder                           Vice President and Assistant
Safeguard Scientifics, Inc.                  Secretary
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

DIRECTORS*

Joseph DeSanto                               Vice President, Safeguard
Safeguard Scientifics, Inc.                  Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

           Name and
        Business Address                     Present Principal Employment
        ----------------                     ----------------------------

Tonya Zweier                                 Vice President, Safeguard
Safeguard Scientifics, Inc.                  Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Mary Alice Avery                             Assistant Secretary
103 Springer Building
3411 Silverside Road
Wilmington, DE  19810

*  All Executive Officers and Directors are U.S. Citizens.

-------------------------                           ---------------------------
CUSIP NO.   875924 10 2                             PAGE       OF       PAGES
                                                         -----    -----
-------------------------                           ---------------------------

                                   SCHEDULE IV

   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

         Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics (Delaware), Inc.

           Name and
        Business Address                     Present Principal Employment
        ----------------                     ----------------------------

EXECUTIVE OFFICERS*

Harry Wallaesa                               President
Safeguard Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Jerry L. Johnson                             Vice President
Safeguard Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Gerald A. Blitstein                          Vice President and Treasurer
Safeguard Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

John Halvey                                  Vice President
Safeguard Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

N. Jeffrey Klauder                           Vice President and Assistant
Safeguard Scientifics, Inc.                  Secretary
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

DIRECTORS*

Joseph De Santo                              Vice President, Safeguard
Safeguard Scientifics, Inc.                  Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

           Name and
        Business Address                     Present Principal Employment
        ----------------                     ----------------------------

Tonya Zweier                                 Vice President, Safeguard
Safeguard Scientifics, Inc.                  Scientifics, Inc.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087

Mary Alice Avery                             Assistant Secretary
103 Springer Building
3411 Silverside Road
Wilmington, DE 19810

*  All Executive Officers and Directors are U.S. Citizens.